# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AEHR TEST SYSTEMS, CIK 0001040470
CUSIP: 00760J108
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 400 KATO TERRACE, FREMONT, California (CA), 94539
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 374,808; shared voting power 0; sole dispositive power 374,808; shared dispositive power 0; aggregate amount beneficially owned 374,808 (1.1% of the class)
  Comment: AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Fund III QP, L.P. (SSFQP), Special Situations Cayman Fund, L.P. (Cayman), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II), (SSFQP, Cayman, TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 179,296 Shares of Common Stock of the Issuer (the Shares) held by `SSFQP, 51,265 Shares held by Cayman, 25,089 Shares held by TECH and 119,158 Shares held by TECH II.

## Item 1. Issuer
Name of issuer: AEHR TEST SYSTEMS
Address of issuer's principal executive offices: 400 KATO TERRACE, FREMONT, CALIFORNIA, 94539

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Technology Fund, L.P., a Delaware limited partnership (TECH) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II), (CAYMAN, SSFQP, TECH and TECH II, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN. Greenhouse and Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company (SSTA), the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence: The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 374,808
Percent of class: 1.1%
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 179,296 Shares of Common Stock of the Issuer (the Shares) held by SSFQP, 51,265 Shares held by Cayman, 25,089 Shares held by TECH and 119,158 Shares held by TECH II. Greenhouse and Stettner are members of SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of MGP, the general partner of SSFQP and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 179,296 Shares of Common Stock of the Issuer (the Shares) held by SSFQP, 51,265 Shares held by Cayman, 25,089 Shares held by TECH and 119,158 Shares held by TECH II. Greenhouse and Stettner are members of SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of MGP, the general partner of SSFQP and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (08/14/2026)